WYNNEFIELD CAPITAL, INC.

450 7TH AVENUE, SUITE 509
NEW YORK, NY 10123

TEL: (212) 760-0814
FAX: (212) 760-0824
www.wynnefieldcapital.com

NELSON OBUS (212) 760-0134
JOSHUA LANDES (212) 760-0814
MAX BATZER (212) 760-0330
PETER BLACK (212) 760-0742
STEPHEN ZELKOWICZ (212) 760-0278

September 3, 2008

The Board of Directors of
White Electronic Designs Corporation
3601 E. University Drive
Phoenix, Arizona 85034
Attention: Mr. Roger A. Derse, Corporate Secretary

Dear Sirs:

I am writing to you on behalf of Wynnefield Capital, Inc. and its affiliated funds (collectively, "Wynnefield"), long-term investors and owners of approximately 5.7% of the outstanding common stock of White Electronic Designs Corporation (the "Company").

Wynnefield has recently been advised by Mr. Brian Kahn of Kahn Capital Management, LLC, a fellow shareholder of the Company, that he has sent a letter to the Company's Board requesting that he be appointed to fill the vacancy created on the Board as a result of Mr. Hamid R. Shokrgozar's recent resignation. Mr. Kahn is well known to Wynnefield and we believe that he is eminently qualified to serve on the Board and, with his background and experience, will be a tremendous asset to it.

Accordingly, Wynnefield wholeheartedly calls upon the Board to appoint Mr. Kahn to the Company's Board and to the special committee of the Board recently formed to evaluate all possible strategic alternatives available to the Company. We believe that the appointment of one of the Company's outside shareholders to the Board and special committee will ensure that the interests of all shareholders are protected and represented as the Company evaluates its options to maximize shareholder value.

We welcome the opportunity to further discuss the benefits Mr. Kahn can bring to the Company as well as our thoughts on how to best maximize shareholder value for all.

Very truly yours,

Max W. Batzer